[redacted]

10026630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TLG Lenox, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3384 Peachtree Road, Suite 300
(No. and Street)

Atlanta (City) Georgia (State) 30326 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. Fite, Jr. 404-419-1663
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windham Brannon, P.C.
(Name – *if individual, state last, first, middle name*)

1355 Peachtree Street, NE, Suite 200 (Address) Atlanta (City) Georgia (State) 30309 (Zip Code)

SEC Mail
Mail Processing
Section
MAR 02 2010
Washington, DC
106

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19
3/10

OATH OR AFFIRMATION

I, James M. Fite, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLG Lenox, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

GAYLE P. HALE NOTARY EXPIRES GEORGIA SEPT. 5, 2010 PUBLIC FULTON COUNTY

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLG LENOX, LLC

FINANCIAL STATEMENTS
WITH SUPPLEMENTARY DATA
December 31, 2009

TLG LENOX, LLC

FINANCIAL STATEMENTS
December 31, 2009

CONTENTS

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT

To TLG Lenox, LLC

We have audited the accompanying statement of financial condition of **TLG Lenox, LLC** (the "Company") as of December 31, 2009, and the related statements of income and changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TLG Lenox, LLC as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Windham Brannon, P.C.

Certified Public Accountants

February 18, 2010

TLG LENOX, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

CURRENT ASSETS:		
Cash	$	300,328
Reimbursable expenses receivable		2,848
Total Current Assets		303,176
OTHER ASSETS:		
Prepaid expenses		281
Total Assets	$	303,457

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	604
Due to affiliate		15,000
Due to Parent		25,892
Total Current Liabilities		41,496
DEFERRED RENT		15,911
MEMBER'S EQUITY		246,050
Total Liabilities and Member's Equity	$	303,457

The accompanying notes are an integral part of these financial statements.

TLG LENOX, LLC

STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2009

REVENUE:	
Success fees	$ 157,750
Transaction advisory and retainer fees	160,228
Reimbursed expenses	7,112
Total Revenue	325,090
OPERATING EXPENSE:	
Salary and benefits expense	301,519
Occupancy expense	20,142
General and administrative	43,921
Professional fees	19,633
Licenses and registration	8,953
Insurance expense	22,600
Quotations and research	7,998
Total Operating Expense	424,766
Operating Loss	(99,676)
OTHER INCOME:	
Interest income	5,545
NET LOSS	(94,131)
MEMBER'S EQUITY, beginning balance	590,181
Distributions to member	(250,000)
MEMBER'S EQUITY, ending balance	$ 246,050

The accompanying notes are an integral part of this financial statement.

TLG LENOX, LLC

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(94,131)
Adjustment to reconcile net income to net cash used in operating activities:		
Changes in:		
Reimbursable expenses receivable		(2,831)
Prepaid expenses		13,470
Accounts payable and accrued expenses		(693)
Deferred rent		15,911
Due to affiliate		15,000
Net Cash Used In Operating Activities		(53,274)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to member		(250,000)
Due to Parent		(25,892)
Net Cash Used In Financing Activities		(275,892)
NET DECREASE IN CASH		(329,166)
CASH, BEGINNING OF YEAR		629,494
CASH, END OF YEAR	$	300,328

SUPPLEMENTAL CASH FLOW DISCLOSURES

INTEREST AND INCOME TAXES PAID	$	-

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

TLG Lenox, LLC (the "Company") was formed in 2004 as a wholly-owned subsidiary of Lenox Capital Partners, LLC (the "Parent"), and an affiliate of The Lenox Group, LLC ("Lenox Group"), a middle market investment bank specializing in merger and acquisition advisory and capital raising transactions. The Company was formed for the purpose of providing merger and acquisition, financial and capital advisory services to various clients and industries. The Company's registration as a broker-dealer became effective in 2004.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash represents withdrawable deposits in a bank located in Georgia. From time to time, balances may exceed federally insured limits.

Revenue Recognition

Success fee revenue is recognized when services have been performed by the Company as evidenced by formal acceptance and signing of the closing documents for a transaction or the funding of a financing. Retainer and transaction advisory fees are recognized over the term of the contract. In 2009, substantially all revenues were derived from two clients.

Expense Sharing

The Company has an expense sharing arrangement with the Parent whereby the Company will share certain administrative and salary costs incurred by the Parent. Amounts paid by the Company in accordance with this arrangement were approximately $378,000 in 2009, with an unpaid balance of $25,892 at year-end.

The amount payable to Lenox Capital Partners at December 31, 2009 relates to December expenses paid by Lenox Capital Partners that will be reimbursed by the Company.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member. Differences existing in the book and tax basis of assets and liabilities relate primarily to differences in revenue recognition policies for financial reporting and income tax purposes.

The Financial Accounting Standards Board has issued an interpretation which clarifies generally accepted accounting principles relating to uncertain tax positions. The Company has adopted the provisions accounting for uncertain tax positions as of January 1, 2009. As of and for the year ended December 31, 2009, the Company did not identify any uncertain tax positions that require adjustment to or disclosure in the accompanying financial statements. For financial statements covering periods prior to 2009, the Company evaluated uncertain tax positions in accordance with existing U.S. generally accepted accounting principles.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date of issuance.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2009, the ratio of aggregate indebtedness to net capital was .23 to one, and net capital was $242,921 which was $237,921 more than required.

WINDHAM BRANNON

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY DATA

To TLG Lenox, LLC

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital, reconciliation of member's equity, reconciliation of net capital, computation of aggregate indebtedness, and computation for determination of reserve requirements at December 31, 2009, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windham Brannon, P.C.

Certified Public Accountants

February 18, 2010

TLG LENOX, LLC

SUPPLEMENTARY DATA
December 31, 2009

COMPUTATION OF NET CAPITAL

Member's equity, December 31, 2009	$	246,050
Less non-allowable assets		(3,129)
Net Capital	$	242,921

RECONCILIATION OF MEMBER'S EQUITY

Member's equity, Form 17A-5, Part IIA	$	261,050
Audited financial statement adjustments to non-allowable assets		(15,000)
Member's Equity per Audited Financial Statements	$	246,050

RECONCILIATION OF NET CAPITAL

Net capital, Form 17A-5, Part IIA	$	257,921
Audited financial statement adjustment		(15,000)
Net Capital Per Audited Financial Statements	$	242,921

COMPUTATION OF AGGREGATE INDEBTEDNESS AS DEFINED UNDER RULE 15c3-1

Accounts payable and other current liabilities	$	57,407
Total Aggregate Indebtedness	$	57,407
Ratio of Aggregate Indebtedness to Net Capital		.23 to 1

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The provisions of the aforementioned rule are not applicable to TLG Lenox, LLC as the Company carries no margin accounts, does not hold funds or securities for, or owe money or securities to, customers. TLG Lenox, LLC is therefore exempt under the provisions of Rule 15c3-3(k)(2)(i).

WINDHAM BRANNON

1355 Peachtree Street NE, Suite 200
Atlanta, GA 30309-3230
404.898.2000
fax 404.898.2010
www.windhambrannon.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To TLG Lenox, LLC

In planning and performing our audit of the financial statements and supplementary data of **TLG Lenox, LLC** (the "Company"), for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed above.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the use of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windham Brannon, P.C.

Certified Public Accountants

February 18, 2010